Exhibit 99.1

CIBC Receives TSX Approval for Normal Course Issuer Bid

TORONTO, Sept. 16, 2015 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the Toronto Stock Exchange (TSX) has accepted notice of CIBC's intention to make a normal course issuer bid (NCIB).  On August 27, 2015, CIBC announced its intention to seek TSX approval for a new NCIB. This approval would permit CIBC to purchase for cancellation from time to time up to eight million common shares, representing approximately 2% of CIBC's 397,233,748 issued and outstanding common shares as of September 8, 2015. The average daily trading volume for the six months ended August 31, 2015 and the maximum amount of common shares that could be purchased each day, calculated pursuant to the rules of the TSX for the purposes of the NCIB, were 1,078,788 and 269,697 common shares, respectively.

CIBC's purchase of common shares under a NCIB is consistent with the bank's priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.

Purchases under the bid may commence through the TSX on or after September 18, 2015 and may also be made through alternative Canadian trading systems and the New York Stock Exchange.  The bid will be completed upon the earlier of (i) CIBC purchasing 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.  CIBC World Markets Inc. has been retained to act as designated broker to repurchase CIBC shares pursuant to the bid under automatic share purchase plans established periodically.  Each plan would define a prearranged set of criteria which CIBC would not vary. The price paid for the common shares will be the market price at the time of the purchase. The common shares purchased under the NCIB will be cancelled.

Over the term of the previous NCIB which commenced on September 18, 2014, CIBC did not purchase any of its common shares for cancellation.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Wholesale Banking - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE CIBC - Investor Relations

%CIK: 0001045520

For further information:

Erica Belling, Director, Investor & Financial Communications, (416) 594-7251 or erica.belling@cibc.com.

CO: CIBC - Investor Relations

CNW 06:00e 16-SEP-15